Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

03007230

25th February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 MAR 10 AM 7:21

Dear Sirs

Hongkong Land Holdings Limited

We enclose for your information copies of the following documents issued today in respect of the above Company:-

1. 2002 Preliminary Announcement of Results;
2. Preliminary Financial Statements for the year ended 31st December 2002; and
3. A press release.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

encl.

dlw 3/11

HONGKONG LAND HOLDINGS LIMITED

Preliminary Financial Statements

for the year ended 31st December 2002

25th February 2003

HONGKONG LAND HOLDINGS LIMITED

Consolidated Profit and Loss Account

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties *	
2001	**2002**			**2002**	2001
US$m	**US$m**	Note		**US$m**	US$m
396.5	**396.6**	1	Revenue	**396.6**	396.5
(101.7)	**(115.1)**		Recoverable and non-recoverable costs	**(84.2)**	(78.2)
294.8	**281.5**		Net income from properties	**312.4**	318.3
0.4	**0.5**		Other income	**0.5**	0.4
(28.8)	**(29.6)**		Administrative and other expenses	**(29.6)**	(28.8)
266.4	**252.4**			**283.3**	289.9
-	**-**		Decrease in fair value of investment properties	**(987.7)**	(598.5)
(72.1)	**(97.7)**	2	Asset impairments and disposals	**(25.3)**	(28.9)
194.3	**154.7**	3	Operating profit/(loss)	**(729.7)**	(337.5)
(51.7)	**(64.8)**	4	Net financing charges	**(64.8)**	(51.7)
(0.2)	**(1.9)**	5	Share of results of associates and joint ventures	**(4.1)**	(0.7)
142.4	**88.0**		Profit/(loss) before tax	**(798.6)**	(389.9)
(26.3)	**(27.2)**	6	Tax	**(26.9)**	(26.0)
116.1	**60.8**		Profit/(loss) after tax	**(825.5)**	(415.9)
(0.1)	**(0.1)**		Minority interests	**(0.1)**	(0.1)
116.0	**60.7**	7	Net profit/(loss)	**(825.6)**	(416.0)
US¢	**US¢**			**US¢**	US¢
		8	Earnings/(loss) per share		
4.88	**2.73**		- basic	**(37.10)**	(17.49)
7.91	**7.17**		- underlying	**8.64**	8.94

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

Consolidated Balance Sheet

at 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties *	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
			Net operating assets		
		9	Tangible assets		
814.1	**911.4**		Investment properties	**6,249.8**	7,107.0
5.0	**4.3**		Others	**13.0**	13.8
819.1	**915.7**			**6,262.8**	7,120.8
737.6	**666.7**	10	Leasehold land payments	**-**	-
356.4	**227.3**	11	Associates and joint ventures	**246.3**	377.6
17.4	**3.7**	12	Other investments	**3.7**	17.4
2.4	**0.9**	13	Deferred tax assets	**0.9**	2.4
9.4	**9.4**	14	Pension assets	**9.4**	9.4
1,942.3	**1,823.7**		Non-current assets	**6,523.1**	7,527.6
45.0	**48.1**		Properties held for sale	**48.1**	45.0
56.2	**240.9**	15	Debtors, prepayments and others	**240.9**	56.2
568.6	**550.6**	16	Bank balances and other liquid funds	**550.6**	568.6
669.8	**839.6**		Current assets	**839.6**	669.8
(209.6)	**(219.1)**	17	Creditors and accruals	**(219.1)**	(209.6)
(502.5)	**(68.1)**	18	Borrowings	**(68.1)**	(502.5)
(15.0)	**(26.9)**		Current tax liabilities	**(26.9)**	(15.0)
(727.1)	**(314.1)**		Current liabilities	**(314.1)**	(727.1)
(57.3)	**525.5**		Net current assets/(liabilities)	**525.5**	(57.3)
(1,406.6)	**(2,074.6)**	18	Long-term borrowings	**(2,074.6)**	(1,406.6)
(12.7)	**(14.2)**	19	Deferred tax liabilities	**(16.2)**	(15.1)
465.7	**260.4**			**4,957.8**	6,048.6
			Capital employed		
229.5	**229.5**	21	Share capital	**229.5**	229.5
313.6	**108.3**	22	Revenue and other reserves	**4,805.4**	5,896.3
(77.7)	**(77.7)**		Own shares held	**(77.7)**	(77.7)
465.4	**260.1**		Shareholders' funds	**4,957.2**	6,048.1
0.3	**0.3**		Minority interests	**0.6**	0.5
465.7	**260.4**			**4,957.8**	6,048.6

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

Approved by the Board of Directors on [25th] February 2003

PERCY WEATHERALL

NICHOLAS SALLNOW-SMITH

Directors

Consolidated Statement of Changes in Shareholders' Funds

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties *	
2001	**2002**			**2002**	2001
US$m	**US$m**	Note		**US$m**	US$m
974.8	**465.4**		At 1st January	**6,048.1**	7,089.8
			Net exchange translation differences		
(22.4)	**25.8**		- amount arising in the year	**26.5**	(22.7)
-	**3.1**		- transfer to consolidated profit and loss account	**3.1**	-
			Revaluation of other investments		
(83.5)	**14.2**		- fair value gains/(losses)	**14.2**	(83.5)
(2.4)	**(87.2)**		- transfer to consolidated profit and loss account on disposal	**(87.2)**	(2.4)
			Cash flow hedges		
(18.1)	**(46.2)**		- fair value losses	**(46.2)**	(18.1)
11.1	**24.6**		- transfer to consolidated profit and loss account	**24.6**	11.1
(115.3)	**(65.7)**		Net losses not recognised in consolidated profit and loss account	**(65.0)**	(115.6)
116.0	**60.7**		Net profit/(loss)	**(825.6)**	(416.0)
(215.2)	**(200.3)**	23	Dividends	**(200.3)**	(215.2)
(294.9)	**-**	21	Repurchase of ordinary shares	**-**	(294.9)
465.4	**260.1**		At 31st December	**4,957.2**	6,048.1

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

Consolidated Cash Flow Statement

for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties *	
2001 US$m	**2002 US$m**	Note		**2002 US$m**	2001 US$m
			Cash flows from operating activities		
194.3	**154.7**		Operating profit/(loss)	**(729.7)**	(337.5)
28.7	**32.1**	3	Depreciation and amortisation	**1.2**	5.2
-	**-**		Decrease in fair value of investment properties	**987.7**	598.5
72.1	**97.7**		Asset impairments and disposals	**25.3**	28.9
(0.7)	**(22.0)**		Increase in debtors, prepayments and others	**(22.0)**	(0.7)
(8.6)	**(0.9)**		Decrease in creditors and accruals	**(0.9)**	(8.6)
56.1	**29.5**		Interest received	**29.5**	56.1
(119.2)	**(88.8)**		Interest and other financing charges paid	**(88.8)**	(119.2)
(20.8)	**(11.5)**		Tax paid	**(11.5)**	(20.8)
-	**2.0**		Dividends received	**2.0**	-
201.9	**192.8**			**192.8**	201.9
			Cash flows from investing activities		
(21.4)	**(21.5)**		Major renovations expenditure	**(21.5)**	(21.4)
(76.5)	**(102.7)**		Developments capital expenditure	**(102.7)**	(76.5)
(112.6)	**(20.3)**		Investments in and loans to joint ventures	**(20.3)**	(112.6)
(7.9)	**(1.3)**		Purchase of other investments	**(1.3)**	(7.9)
6.4	**4.0**		Disposal of associates and other investments	**4.0**	6.4
(212.0)	**(141.8)**			**(141.8)**	(212.0)
			Cash flows from financing activities		
591.2	**-**		Net proceeds from issue of bonds	**-**	591.2
(474.0)	**(618.0)**		Repayment of secured bank loans	**(618.0)**	(474.0)
389.2	**751.9**		Drawdown of unsecured bank loans	**751.9**	389.2
(248.4)	**(5.8)**		Repayment of unsecured bank loans	**(5.8)**	(248.4)
(307.3)	**-**		Repayment of 4% convertible bonds	**-**	(307.3)
(64.1)	**-**		Repayment of 7.625% bonds	**-**	(64.1)
(214.5)	**(199.3)**		Dividends paid by the Company	**(199.3)**	(214.5)
(587.0)	**-**		Repurchase of ordinary shares	**-**	(587.0)
(914.9)	**(71.2)**			**(71.2)**	(914.9)
0.1	**0.6**		Effect of exchange rate changes	**0.6**	0.1
(924.9)	**(19.6)**		Net decrease in cash and cash equivalents	**(19.6)**	(924.9)
1,491.1	**566.2**		Cash and cash equivalents at 1st January	**566.2**	1,491.1
566.2	**546.6**	24	Cash and cash equivalents at 31st December	**546.6**	566.2
US¢	**US¢**			**US¢**	US¢
7.59	**7.70**	25	Cash flow per share	**7.70**	7.59

* *The basis of preparation of this supplementary financial information is set out under the Principal Accounting Policies on page [ ].*

Principal Accounting Policies

a. Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and interpretations issued by the International Accounting Standards Board. The Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements.

i) Financial statements prepared in accordance with IFRS

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

ii) Financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties

As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. As a result, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IFRS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages [ ] to [ ] prepared in accordance with IFRS as modified by the revaluation of leasehold properties. Leasehold properties which are investment properties are stated at open market value determined annually by independent valuers. Changes in fair values of investment properties are recorded in the consolidated profit and loss account.

In view of the international nature of the Group's operations, the amounts shown in the financial statements are presented in United States Dollars.

b. Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, associates and joint ventures on the basis set out below.

i) Subsidiaries

Subsidiaries are companies over which the Group has control. Control is the power to govern the financial and operating policies of a company so as to obtain benefits from its activities. The results of subsidiaries are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated. Minority interests represent the proportion of the results and net assets of subsidiaries not attributable to the Group.

ii) Associates and joint ventures

Associates are companies, not being subsidiaries, over which the Group exercises significant influence.

Joint ventures are companies where the Group has a contractual arrangement with third parties to undertake an economic activity which is subject to joint control.

Associates and joint ventures are included on the equity basis of accounting. The results of associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively, and are based on their latest financial statements.

iii) Goodwill

Goodwill represents the difference between the cost of an acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition. Goodwill on acquisitions occurring on or after 1st January 1995 is reported in the balance sheet as an intangible asset or included within associates and joint ventures, as appropriate, and is amortised using the straight line method over a period not exceeding twenty years. Goodwill on acquisitions which occurred prior to 1st January 1995 was taken directly to reserves. Where an indication of impairment exists, the carrying amount of goodwill is assessed and written down to its recoverable amount.

The profit or loss on disposal of subsidiaries, associates and joint ventures is calculated by reference to the net assets at the date of disposal including the attributable amount of goodwill which remains unamortised but does not include any attributable goodwill previously eliminated against reserves.

iv) **Own shares**
The cost of shares held in the Company by a wholly-owned subsidiary and dividends thereon are eliminated from shareholders' funds.

c. Foreign currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiaries, associates and joint ventures together with all other monetary assets and liabilities expressed in foreign currencies are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiaries, associates and joint ventures and of financial instruments which are designated as and are hedges of such investments, are taken directly to exchange reserve. On the disposal of these investments, such exchange differences are recognised in the consolidated profit and loss account as part of the profit or loss on disposal. All other exchange differences are dealt with in the consolidated profit and loss account.

d. Properties

i) **Investment properties**
Investment properties are properties which are held to earn rental income for the long term.

As a result of an inability to estimate reliably the element of leasehold property values attributable to the building component, leasehold land and buildings are stated at cost after deduction of depreciation and amortisation set out in (f) and (g) below.

In the preparation of the supplementary financial information, properties are included in the balance sheet at their then open market value on the basis of an annual independent professional valuation. Changes in fair values of investment properties are recorded in the consolidated profit and loss account.

The cost of maintenance, repairs and minor equipment is charged to income as incurred; the cost of major renovations and improvements is capitalised.

ii) **Other properties**
Other properties are stated at cost after deduction of depreciation set out in (f) below and provisions for impairment.

iii) **Properties held for sale**
Properties held for sale are shown at the lower of cost and net realisable value.

e. Investments

i) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognised in reserves is included in the consolidated profit and loss account.

Results of investments are included to the extent of dividends received.

ii) Liquid investments which are readily convertible to known amounts of cash are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

f. Depreciation

Depreciation is calculated on the straight line basis at annual rates estimated to write off the cost of each asset over its estimated useful life. The principal rates in use are as follows:

Building	2%
Other assets	15 – 33 1/3%

In the presentation of supplementary financial information, leasehold investment properties are accounted for as investment properties and accordingly no depreciation is provided.

g. Leasehold land payments

Leasehold land payments are up-front payments to acquire long-term interests in property. These payments are stated at cost and amortised over the period of lease.

h. Debtors

Trade debtors are carried at anticipated realisable value. An estimate is made for doubtful debts based on a review of all outstanding amounts on a regular basis. Bad debts are written off during the year in which they are identified.

i. Cash and cash equivalents

For the purpose of cash flow statement, cash and cash equivalents comprise bank balances and other liquid funds, net of bank overdrafts.

In the balance sheet, bank overdrafts are included in borrowings under current liabilities.

j. Deferred tax

Deferred tax is provided, using the liability method, in respect of all temporary differences between the tax bases of assets and liabilities and their carrying values.

Provision for withholding tax which could arise on the remittance of retained earnings is only made where there is a current intention to remit such earnings.

Deferred tax assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

k. Pensions

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds. For the defined benefit scheme, pension costs are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account so as to spread the regular cost over the service lives of employees in accordance with an annual independent professional actuarial valuation. The plan assets are measured at fair value and the pension obligations are measured as the present value of the estimated future cash flows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses to the extent of the amount in excess of 10% of the greater of the present value of the plan obligations and the fair value of plan assets are recognised in the consolidated profit and loss account over the expected average remaining service lives of the participating employees.

The defined contribution scheme includes a death benefit based on final salary which is funded by the Group. The Group's contributions to the defined contribution scheme and the insurance costs to cover the death benefit are charged to the consolidated profit and loss account in the year to which they relate.

l. Derivative financial instruments

The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognised in the balance sheet at cost on the trade date and subsequently are re-measured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge) or a hedge of net investments in foreign entity.

i) **Fair value hedge**
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

ii) **Cash flow hedge**
Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in the hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in the hedging reserve are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account.

iii) Hedges of net investments in foreign entities

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in exchange reserve; the gain or loss relating to the ineffective portion is recognised immediately in the consolidated profit and loss account.

However, where the hedging instrument is not a derivative, all foreign exchange gains and losses arising on the translation of the instrument that hedges such an investment (including any ineffective portion of the hedge) are recognised in exchange reserve.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the consolidated profit and loss account.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve until the committed or forecasted transaction occurs. At that time the cumulative gain or loss is transferred from hedging reserve and included in the initial measurement of the cost of the asset and liability, or recognised in the consolidated profit and loss account, as appropriate. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated profit and loss account.

m. Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

n. Revenue

Revenue includes gross rental income, service and management charges from properties and income from property trading. Receipts under operating leases are accounted for on an accrual basis over the lease terms.

o. Borrowings and borrowing costs

Borrowings are initially stated at the amount of the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated either at amortised cost using the effective yield method or at fair value when accounting for fair value hedge set out in (l) above applies.

Borrowing costs relating to major development projects are capitalised until the asset is substantially completed. The capitalisation rate is arrived at by reference to the actual rate payable on borrowings for development purposes or, with regard to that part of the development cost financed out of general funds, to the average rate. Capitalised borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

1 Revenue

	2002 US$m	2001 US$m
By business		
Property		
Rental income	**336.4**	336.9
Service and management charges	**60.2**	59.6
	396.6	396.5
By geographical area		
Hong Kong	**378.3**	378.8
Southeast Asia	**18.3**	17.7
	396.6	396.5

The Group's principal business activity is property, comprising investment, management and development for long-term investment and trading in Asia with a major portfolio in Hong Kong. It also has infrastructure interests in a container terminal, a logistics centre, a toll road, power and water projects in the Region through joint ventures.

Total contingent rents included in rental income amounted to US$1.7 million (2001: US$2.1 million).

	2002 US$m	2001 US$m
The future minimum rental payments receivable under non-cancellable leases are as follows:		
Within one year	**258.8**	282.2
Between two and five years	**268.4**	323.4
Beyond five years	**5.8**	6.3
	533.0	611.9

Generally the Group's operating leases are for terms of three years or more.

2 Asset impairments and disposals

	Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties			
	2002		2001		**2002**		2001	
	Gross US$m	**Net US$m**	Gross US$m	Net US$m	**Gross US$m**	**Net US$m**	Gross US$m	Net US$m
Impairment provisions on properties	**(72.4)**	**(72.4)**	(43.2)	(43.2)	**-**	**-**	-	-
Other assets provisions	**(50.5)**	**(50.5)**	(31.3)	(31.3)	**(50.5)**	**(50.5)**	(31.3)	(31.3)
Profit on disposal of associates and other investments	**25.2**	**25.2**	2.4	2.4	**25.2**	**25.2**	2.4	2.4
	(97.7)	**(97.7)**	(72.1)	(72.1)	**(25.3)**	**(25.3)**	(28.9)	(28.9)
By business								
Property	**(74.6)**	**(74.6)**	(44.5)	(44.5)	**(2.2)**	**(2.2)**	(1.3)	(1.3)
Infrastructure	**(46.1)**	**(46.1)**	(30.0)	(30.0)	**(46.1)**	**(46.1)**	(30.0)	(30.0)
Corporate	**23.0**	**23.0**	2.4	2.4	**23.0**	**23.0**	2.4	2.4
	(97.7)	**(97.7)**	(72.1)	(72.1)	**(25.3)**	**(25.3)**	(28.9)	(28.9)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

3 Operating profit

	2002 US$m	2001 US$m
By business		
Property	**274.0**	287.2
Infrastructure	**(1.4)**	(1.8)
Corporate	**(20.2)**	(19.0)
	252.4	266.4
Asset impairments and disposals (see Note 2)	**(97.7)**	(72.1)
	154.7	194.3

The following items have been charged in arriving at operating profit:

	2002	2001
Depreciation and amortisation		
Tangible assets (see Note 9)	**26.4**	22.6
Leasehold land payments (see Note 10)	**5.7**	6.1
	32.1	28.7
Directors' remuneration	**1.7**	1.7
Staff costs		
Salaries and benefits in kind	**34.1**	33.2
Defined contribution pension scheme (see Note 14)	**1.7**	1.5
Defined benefit pension scheme (see Note 14)	**1.1**	0.8
	36.9	35.5

The number of employees at 31st December 2002 was 749 (2001: 708).

4 Net financing charges

	2002 US$m	2001 US$m
Interest payable on		
Bank loans and overdrafts	**(69.6)**	(83.0)
Other borrowings	**(18.8)**	(22.6)
Total interest payable	**(88.4)**	(105.6)
Interest receivable	**27.8**	54.4
Net interest payable	**(60.6)**	(51.2)
Interest capitalised	**3.3**	5.5
Net interest	**(57.3)**	(45.7)
Commitment and other fees	**(7.5)**	(6.0)
	(64.8)	(51.7)

5 Share of results of associates and joint ventures

	2002 US$m	2001 US$m
By business		
Property	**(2.1)**	(0.9)
Infrastructure	**(0.3)**	0.3
Corporate	**0.5**	0.4
	(1.9)	(0.2)

6 Tax

	2002 US$m	2001 US$m
Company and subsidiaries		
Current tax	**23.1**	24.0
Deferred tax	**3.6**	1.7
	26.7	25.7
Associates and joint ventures		
Current tax	**0.5**	0.6
	27.2	26.3
By geographical area		
Hong Kong	**26.8**	25.9
Mainland China	**0.3**	0.4
Southeast Asia	**0.1**	-
	27.2	26.3
Reconciliation of tax and profit		
Tax at applicable tax rate	**(2.7)**	7.5
Asset impairments and disposals not deductible or taxable in determining taxable profit	**29.1**	19.2
Expenses not deductible in determining taxable profit	**0.4**	1.6
Other income not subject to tax	**(2.5)**	(3.6)
Losses not recognised	**1.3**	1.6
Other	**1.6**	-
	27.2	26.3

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

7 Net profit

The difference between net profit as shown in the financial statements prepared in accordance with IFRS and net loss as shown in the supplementary financial information is reconciled as follows:

	2002 US$m	2001 US$m
Net profit as shown in financial statements	**60.7**	116.0
Depreciation of investment properties	**26.1**	18.2
Amortisation of leasehold land payments	**6.6**	6.6
Revaluation of leasehold properties net of impairment	**(919.3)**	(557.1)
Deferred tax	**0.3**	0.3
Net loss as shown in supplementary financial information	**(825.6)**	(416.0)

8 Earnings per share

Earnings per share are calculated on net profit of US$60.7 million (2001: US$116.0 million) and on the weighted average number of 2,225.6 million (2001: 2,379.1 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$825.6 million (2001: loss of US$416.0 million) as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying net profit. The difference between underlying net profit and net profit is reconciled as follows:

	Prepared in accordance with IFRS		Prepared in accordance with IFRS as modified by revaluation of leasehold properties	
	2002 US$m	2001 US$m	2002 US$m	2001 US$m
Net profit/(loss)	**60.7**	116.0	**(825.6)**	(416.0)
Revaluation of leasehold properties	**-**	-	**992.7**	599.8
Asset impairments and disposals	**98.8**	72.1	**25.3**	28.9
Underlying net profit	**159.5**	188.1	**192.4**	212.7

9 Tangible assets

	Investment properties Developed US$m	Investment properties Under development US$m	Other properties US$m	Other assets US$m	Total US$m
2002					
Net book value at 1st January	**638.7**	**175.4**	**2.1**	**2.9**	**819.1**
Exchange rate adjustments	**8.0**	**-**	**-**	**-**	**8.0**
Additions	**25.3**	**93.1**	**-**	**0.3**	**118.7**
Depreciation	**(25.4)**	**-**	**-**	**(1.0)**	**(26.4)**
Transfer	**268.5**	**(268.5)**	**-**	**-**	**-**
Release of contingency	**(3.7)**	**-**	**-**	**-**	**(3.7)**
Net book value at 31st December	**911.4**	**-**	**2.1**	**2.2**	**915.7**
Cost less provisions	**1,243.9**	**-**	**3.6**	**7.1**	**1,254.6**
Cumulative depreciation	**(332.5)**	**-**	**(1.5)**	**(4.9)**	**(338.9)**
	911.4	**-**	**2.1**	**2.2**	**915.7**
2001					
Net book value at 1st January	627.6	107.6	2.9	3.1	741.2
Exchange rate adjustments	(8.5)	-	-	-	(8.5)
Additions	47.6	67.8	-	0.7	116.1
Depreciation	(21.6)	-	(0.1)	(0.9)	(22.6)
Transfer	-	-	(0.7)	-	(0.7)
Release of contingency	(6.4)	-	-	-	(6.4)
Net book value at 31st December	638.7	175.4	2.1	2.9	819.1
Cost less provisions	945.6	175.4	3.6	7.1	1,131.7
Cumulative depreciation	(306.9)	-	(1.5)	(4.2)	(312.6)
	638.7	175.4	2.1	2.9	819.1

9 Tangible assets continued

	2002 US$m	2001 US$m
Analysis of additions by business		
Property	**118.4**	115.4
Corporate	**0.3**	0.7
	118.7	116.1
Analysis of additions by geographical area		
Hong Kong	**118.7**	116.0
Southeast Asia	**-**	0.1
	118.7	116.1
Analysis of depreciation by business		
Property	**25.4**	21.7
Corporate	**1.0**	0.9
	26.4	22.6

The difference between investment properties as shown in the financial statements prepared in accordance with IFRS and investment properties as shown in the supplementary financial information is reconciled as follows:

	2002			2001		
	Developed US$m	Under development US$m	Total US$m	Developed US$m	Under development US$m	Total US$m
Investment properties as shown in financial statements	**911.4**	**-**	**911.4**	638.7	175.4	814.1
Leasehold land payments (see Note 10)	**658.2**	**-**	**658.2**	728.6	0.4	729.0
	1,569.6	**-**	**1,569.6**	1,367.3	175.8	1,543.1
Revaluation surplus	**4,680.2**	**-**	**4,680.2**	5,040.5	523.4	5,563.9
Investment properties as shown in supplementary financial information	**6,249.8**	**-**	**6,249.8**	6,407.8	699.2	7,107.0

Under generally accepted accounting practice in the territories in which the Group has significant leasehold interests, properties were revalued at 31st December 2002 by Jones Lang LaSalle Ltd at US$6,249.8 million (2001 held under long leases: US$7,076.3 million), and as a result, a deficit of US$987.7 million (2001: deficit of US$598.5 million) has been taken to the consolidated profit and loss account in the supplementary financial information. A copy of the report of the valuers is set out on page [ ].

All the Group's investment properties are held under leases with unexpired lease term of more than 20 years except for The Hong Kong Club Building, which is held under a sub-lease.

Certain investment properties are under mortgage to various banks as shown in Note 18. Details concerning all of the Group's investment properties are set out on page [ ].

10 Leasehold land payments

	2002 US$m	2001 US$m
Net book value at 1st January	**737.6**	798.2
Exchange rate adjustments	**7.5**	(10.6)
Amortisation	**(5.7)**	(6.1)
Impairment	**(72.7)**	(42.7)
Transfer	**-**	(1.2)
Net book value at 31st December	**666.7**	737.6
By nature		
Investment properties	**658.2**	729.0
Other properties	**8.5**	8.6
	666.7	737.6

11 Associates and joint ventures

	2002 US$m	2001 US$m
Unlisted associate	**-**	106.4
Joint ventures		
Share of attributable net assets	**42.5**	74.5
Net amounts due from joint ventures	**184.8**	175.5
	227.3	250.0
	227.3	356.4

The Group's share of assets and liabilities of the joint ventures are as follows:

	2002 US$m	2001 US$m
Tangible assets	**286.1**	270.7
Other long-term assets	**27.4**	43.0
Current assets	**40.1**	52.7
Current liabilities	**(46.6)**	(34.5)
Long-term liabilities	**(79.6)**	(64.3)
Minority interests	**(0.1)**	(17.6)
	227.3	250.0

The unlisted associate was disposed of during the year at a profit of US$23.0 million.

12 Other investments

	2002 US$m	2001 US$m
Unlisted investments	**3.7**	17.4

Unlisted investments have been valued by reference to the underlying investments or using discounted cash flow analyses.

13 Deferred tax assets

Deferred tax assets of US$9.3 million (2001: US$9.0 million) arising from unused tax losses of US$56.2 million (2001: US$54.3 million) have not been recognised.

14 Pension assets

The Group operates defined benefit and defined contribution schemes, the assets of which are held in separate trustee administered funds.

Defined contribution scheme

The defined contribution scheme includes a death benefit based on final salary. The death benefit is covered separately by an insurance policy taken out by the Group.

	2002 US$m	2001 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Contributions to the scheme	**1.6**	1.4
Costs of death and disability benefits	**0.1**	0.1
	1.7	1.5

Defined benefit scheme

The defined benefit scheme which is a final salary and funded plan is valued annually by an independent qualified actuary using the projected unit credit method.

	2002 US$m	2001 US$m
The amounts recognised in the consolidated profit and loss account are as follows:		
Current service cost	**1.6**	1.5
Interest cost	**1.1**	1.1
Expected return on plan assets	**(1.6)**	(1.8)
Expense recognised	**1.1**	0.8
Actual deficit on plan assets	**2.4**	2.9
The amounts recognised in the consolidated balance sheet are as follows:		
Fair value of plan assets	**18.2**	22.9
Present value of pension obligations	**(16.3)**	(15.6)
	1.9	7.3
Unrecognised actuarial losses	**7.5**	2.1
Pension assets	**9.4**	9.4

14 Pension assets continued

	2002 US$m	2001 US$m
Movements in pension assets recognised in the consolidated balance sheet are as follows:		
At 1st January	**9.4**	9.4
Expense recognised in the consolidated profit and loss account	**(1.1)**	(0.8)
Contributions paid	**1.1**	0.8
At 31st December	**9.4**	9.4

	2002 %	2001 %
The principal actuarial assumptions are as follows:		
Discount rate applicable to pension obligations	**6.0**	7.5
Expected return on plan assets	**7.0**	7.0
Future salary increases	**6.0**	6.0

The pension plan assets do not include any ordinary shares of the Company (2001: Nil).

15 Debtors, prepayments and others

	2002 US$m	2001 US$m
Stocks and stores	**0.4**	0.4
Trade debtors	**11.4**	10.5
Interest rate swaps	**105.2**	18.0
Prepayments	**44.0**	25.3
Other	**79.9**	2.0
	240.9	56.2

Included in other debtors is an amount of US$77.8 million due from a related company.

16 Bank balances and other liquid funds

	2002 US$m	2001 US$m
Bank balances	**446.5**	361.6
Liquid investments	**104.1**	207.0
	550.6	568.6

The average fixed interest rate on bank balances of US$297.6 million (2001: US$257.7 million) is 6.2% (2001: 6.2%).

Bank balances included an amount of US$16.2 million (2001: US$16.8 million) subject to collateralised arrangements.

17 Creditors and accruals

	2002 US$m	2001 US$m
Trade creditors	77.9	80.0
Tenants' deposits	61.9	62.9
Interest rate swaps	55.8	35.9
Other	23.5	30.8
	219.1	209.6

18 Borrowings

	2002 US$m	2001 US$m
Current		
Bank overdrafts	4.0	2.4
Short-term borrowings	38.5	38.4
Current portion of long-term borrowings	25.6	461.7
	68.1	502.5
Long-term borrowings		
Bank loans	1,389.0	810.5
7% bonds - 2001/2011	685.6	596.1
	2,074.6	1,406.6
	2,142.7	1,909.1
Secured	264.8	883.0
Unsecured	1,877.9	1,026.1
	2,142.7	1,909.1
Due dates of repayment		
Beyond five years	1,019.0	634.5
Between two and five years	912.6	748.3
Between one and two years	143.0	23.8
Within one year	68.1	502.5
	2,142.7	1,909.1

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
By currency					
2002					
Hong Kong Dollar	4.7	1.6	932.1	873.2	1,805.3
Singapore Dollar	2.1	1.0	121.1	154.5	275.6
United States Dollar	2.2	-	-	61.1	61.1
Vietnamese Dong	8.3	-	-	0.7	0.7
			1,053.2	1,089.5	2,142.7

18 Borrowings continued

	Fixed rate borrowings				
	Weighted average interest rates %	Weighted average period outstanding Years	US$m	Floating rate borrowings US$m	Total US$m
2001					
Hong Kong Dollar	4.9	2.4	829.7	859.3	1,689.0
Singapore Dollar	2.3	1.8	27.0	189.1	216.1
United States Dollar	4.4	-	-	3.3	3.3
Vietnamese Dong	7.8	-	-	0.7	0.7
			856.7	1,052.4	1,909.1

The 7% bonds due 2011, which are listed on the Luxembourg Stock Exchange, were swapped into Hong Kong Dollar floating rate borrowings.

The carrying amounts of borrowings approximate their fair value. The fair value of long-term borrowings is estimated using the expected future payments discounted at market interest rates prevailing at the year end.

Mortgages have been granted over certain properties of total open market value at 31st December 2002 of US$1,666.0 million (2001: US$1,890.6 million) as security in respect of the Group's secured bank loans.

19 Deferred tax liabilities

	2002 US$m	2001 US$m
Accelerated capital allowances	**11.1**	9.0
Other temporary differences	**3.1**	3.7
	14.2	12.7

20 Net operating assets

	Operating assets US$m	Operating liabilities US$m	Associates & joint ventures US$m	Other assets US$m	Other liabilities US$m	Total US$m
By business						
2002						
Property	**1,680.1**	**(134.1)**	**170.0**	**27.3**	**(2,192.3)**	**(449.0)**
Infrastructure	**-**	**(2.9)**	**57.3**	**-**	**-**	**54.4**
Corporate	**-**	**-**	**-**	**728.6**	**(73.6)**	**655.0**
	1,680.1	**(137.0)**	**227.3**	**755.9**	**(2,265.9)**	**260.4**
2001						
Property	1,629.3	(149.0)	166.8	117.4	(1,944.0)	(179.5)
Infrastructure	-	-	83.2	11.5	-	94.7
Corporate	-	-	106.4	497.5	(53.4)	550.5
	1,629.3	(149.0)	356.4	626.4	(1,997.4)	465.7

20 Net operating assets continued

Analysis of operating assets by geographical area

	2002 US$m	2001 US$m
Hong Kong	**1,455.8**	1,366.0
Southeast Asia	**224.3**	263.3
	1,680.1	1,629.3

Operating assets and liabilities are those employed in and resulting from the operating activities of a business or in a geographical location.

Associates and joint ventures include share of attributable net assets and unamortised goodwill on acquisition.

Other assets and liabilities include other investments, tax assets and liabilities, interest receivable and payable, cash and cash equivalents, and borrowings.

21 Share capital

	Ordinary shares in millions			
	2002	2001	2002 US$m	2001 US$m
Authorised				
Shares of US$0.10 each	**4,000.0**	4,000.0	**400.0**	400.0
Issued and fully paid				
At 1st January	**2,295.2**	2,460.9	**229.5**	246.1
Repurchased and cancelled	**-**	(165.7)	**-**	(16.6)
At 31st December	**2,295.2**	2,295.2	**229.5**	229.5

69.6 million of the issued ordinary shares are held by a wholly-owned subsidiary, which acquired such shares in 1989 at a cost of US$77.7 million.

In December 2001, the Company repurchased 165.7 million ordinary shares at a cost of US$294.9 million.

22 Revenue and other reserves

	Revenue reserves US$m	Hedging reserve US$m	Exchange reserve US$m	Total US$m
2002				
At 1st January	**395.1**	**(22.9)**	**(58.6)**	**313.6**
Net exchange translation differences				
- amount arising in the year	**-**	**-**	**25.8**	**25.8**
- transfer to consolidated profit and loss account	**-**	**-**	**3.1**	**3.1**
Revaluation of other investments				
- fair value gains	**14.2**	**-**	**-**	**14.2**
- transfer to consolidated profit and loss account	**(87.2)**	**-**	**-**	**(87.2)**
Cash flow hedges				
- fair value losses	**-**	**(46.2)**	**-**	**(46.2)**
- transfer to consolidated profit and loss account	**-**	**24.6**	**-**	**24.6**
Net profit	**60.7**	**-**	**-**	**60.7**
Dividends (see Note 23)	**(200.3)**	**-**	**-**	**(200.3)**
At 31st December	**182.5**	**(44.5)**	**(29.7)**	**108.3**
of which:				
Associates and joint ventures	**(0.2)**	**-**	**-**	**(0.2)**
2001				
At 1st January	858.5	(15.9)	(36.2)	806.4
Net exchange translation differences				
- amount arising in the year	-	-	(22.4)	(22.4)
Revaluation of other investments				
- fair value losses	(83.5)	-	-	(83.5)
- transfer to consolidated profit and loss account	(2.4)	-	-	(2.4)
Cash flow hedges				
- fair value losses	-	(18.1)	-	(18.1)
- transfer to consolidated profit and loss account	-	11.1	-	11.1
Net profit	116.0	-	-	116.0
Dividends (see Note 23)	(215.2)	-	-	(215.2)
Repurchase of ordinary shares	(278.3)	-	-	(278.3)
At 31st December	395.1	(22.9)	(58.6)	313.6
of which:				
Associates and joint ventures	73.7	-	11.2	84.9

The analysis of the Company's reserves is shown in Note 31.

23 Dividends

	2002 US$m	2001 US$m
Final dividend in respect of 2001 of US¢5.50 (2000: US¢5.50) per share	**122.4**	131.5
Interim dividend in respect of 2002 of US¢3.50 (2001: US¢3.50) per share	**77.9**	83.7
	200.3	215.2

A final dividend in respect of 2002 of US¢4.00 (2001: US¢5.50) per share amounting to a total of US$89.0 million (2001: US$122.4 million) is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

24 Cash and cash equivalents

	2002 US$m	2001 US$m
Bank balances and other liquid funds (see Note 16)	**550.6**	568.6
Bank overdrafts (see Note 18)	**(4.0)**	(2.4)
	546.6	566.2

25 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$171.3 million (2001: US$180.5 million) and is calculated on the weighted average number of 2,225.6 million (2001: 2,379.1 million) shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary (see Note 21).

26 Financial instruments

The Company and its subsidiaries manage their exposure to financial risks using a variety of techniques and instruments including derivatives. Speculative transactions are strictly prohibited.

Foreign exchange risk

Foreign currency transactional exposures are covered on a consistent basis by forward contracts where feasible and cost effective. For investments in foreign subsidiaries, associates and joint ventures, where the currency concerned is anticipated to be volatile and where the exposure of the Group is material, assets are partially hedged for management of balance sheet translation risk.

Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps.

Liquidity and funding risk

The Group's ability to fund prospective investment opportunities and existing debt requirements is achieved by maintaining surplus cash and the availability of adequate committed funding lines from high quality financial institutions.

Counterparty risk

The Group's ownership of financial assets and management of financial transactions involve the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

The net fair values of derivative financial instruments at 31st December are as follows:

	2002		2001	
	Positive fair value US$m	**Negative fair value US$m**	Positive fair value US$m	Negative fair value US$m
Designated as cash flow hedges				
- Interest rate swaps	**11.3**	**55.8**	13.0	35.9
Designated as fair value hedges				
- Interest rate swaps	**93.9**	-	5.0	-
Designated as economic hedges of net investment in foreign entities				
- Forward foreign exchange contracts	**0.5**	-	-	-

The fair value of interest rate swap is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using foreign exchange market rates at the balance sheet date.

Forward foreign exchange contracts

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2002 were US$546.2 million (2001: US$20.0 million).

26 Financial instruments continued

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31st December 2002 were US$1,976.4 million (2001: US$1,754.3 million).

	2002	2001
	US$m	US$m
The due dates of interest rate swaps at 31st December were as follows:		
Beyond five years	**38.5**	638.4
Between one and five years	**1,378.0**	1,099.7
Within one year	**559.9**	16.2
	1,976.4	1,754.3

At 31st December 2002, the fixed interest rates relating to interest rate swaps vary from 1.85% to 8.775% (2001: 3.41% to 8.775%).

27 Capital commitments

	2002			2001		
	Contracted not provided	**Authorised not contracted**	**Total**	Contracted not provided	Authorised not contracted	Total
	US$m	**US$m**	**US$m**	US$m	US$m	US$m
Capital expenditure	**46.9**	**255.1**	**302.0**	127.6	352.1	479.7
Contribution to joint ventures	**-**	**132.4**	**132.4**	-	159.4	159.4
	46.9	**387.5**	**434.4**	127.6	511.5	639.1

28 Contingent liabilities

	2002	2001
	US$m	US$m
Guarantees in respect of		
- facilities made available to joint ventures	**30.1**	-
- Container Terminal 9 development in Hong Kong	**78.1**	93.3

29 Related party transactions

The Group has entered into a variety of transactions with the subsidiary undertakings of Jardine Matheson Holdings Limited ("Jardine Matheson group members"). The most significant of these transactions are as follows:

Management fee

The management fee payable by the Group under an agreement entered into in 1995 to Jardine Matheson Limited was US$0.9 million (2001: US$1.1 million), being 0.5% per annum of the Group's underlying profit in consideration for management consultancy services provided by Jardine Matheson Limited, a wholly-owned subsidiary of Jardine Matheson Holdings Limited.

Property and other services

The Group rented properties to Jardine Matheson group members. Gross rents on such properties in 2002 amounted to US$4.3 million (2001: US$4.8 million).

Jardine Matheson group members provided property maintenance and other services to the Group in 2002 in aggregate amounting to US$21.1 million (2001: US$21.9 million).

30 Principal subsidiaries, associates and joint ventures

The principal subsidiaries, associates and joint ventures of the Group at 31st December 2002 are set out below.

	Effective holding %	Issued share capital		Main activities	Country of incorporation
Subsidiaries					
Hongkong Land China Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Limited	100 *	US$	12,000	Group management	Bermuda
Hongkong Land International Holdings Limited	100 *	US$	200,000,000	Investment holding	Bermuda
Hongkong Land Infrastructure Holdings Limited	100 *	US$	12,000	Investment holding	Bermuda
The Hongkong Land Company, Limited	100	HK$	1,293,180,006	Property investment	Hong Kong
The Hongkong Land Property Company, Limited	100	HK$	200	Property investment	Hong Kong
HKL (Chater House) Limited	100	HK$	1,500,000	Property investment	Hong Kong
HKL (Esplanade) Pte Limited	100	Ord. S$ Pref. S$	150,000,000 21,000	Property investment	Singapore
HKL (Prince's Building) Limited	100	HK$	200	Property investment	Hong Kong
Foundasia (HK) Limited	100	HK$	1,000	Property investment	Hong Kong
Mulberry Land Company Limited	100	HK$	200	Property investment	Hong Kong
The Hongkong Land Finance (Cayman Islands) Company Limited	100	US$	2	Finance	Cayman Islands
Associates and joint ventures					
Asia Container Terminals Limited	28.5	HK$	1,000	Container terminal	Hong Kong
Beijing Premium Real Estate Limited	40	US$	12,000,000	Property development	Mainland China
Grosvenor Land Property Fund Limited	21.4	Ord.US$ Pref.US$	28,000 100	Property investment	Bermuda
King Kok Investment Limited	35	US$	10,000	Property investment	Mauritius
Normelle Estates Limited	50	HK$	10,000	Property investment	Hong Kong
One Raffles Quay Pte Limited (formerly One Marina Boulevard Pte Limited)	33.33	S$	6	Property development	Singapore
Tradeport Hong Kong Limited	37.5	HK$	400	Logistics centre	Hong Kong

* Owned directly

All effective holdings are unchanged from 2001 except for Tradeport Hong Kong Limited which was 30% held as of 31st December 2001.

31 Summarised balance sheet of the Company

Included below is certain summarised balance sheet information of the Company disclosed in accordance with Bermuda law.

	2002 US$m	2001 US$m
Net operating assets		
Investments at cost		
Unlisted shares in subsidiaries	**4,481.6**	4,481.6
Net amounts due to subsidiaries	**(860.8)**	(804.7)
	3,620.8	3,676.9
Creditors and other accruals	**(11.5)**	(10.5)
	3,609.3	3,666.4
Capital employed		
Share capital (see Note 21)	**229.5**	229.5
Revenue and other reserves		
Contributed surplus	**2,364.7**	2,364.7
Revenue reserves	**1,015.1**	1,072.2
	3,379.8	3,436.9
Shareholders' funds	**3,609.3**	3,666.4

Subsidiaries are shown at cost less amounts provided.

The contributed surplus was set up on the formation of the Company in 1989 and, under the Bye-Laws of the Company, is distributable.

Hongkong Land Holdings Limited

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

~~To: Business Editor~~

NEWS RELEASE

For immediate release

HONGKONG LAND ANNOUNCES PLAN TO UPGRADE THE LANDMARK COMPLEX

US$210 million scheme to rejuvenate the core of Central

25th February 2003 – Hongkong Land Holdings Limited today announced its intention to implement a comprehensive scheme to enhance The Landmark complex, a critical part of the Group's property portfolio in Hong Kong's Central district. The scheme, which is planned to commence later this year, will upgrade the existing retail environment, add a unique luxury hotel, create a new office tower, and improve overall access to and within the development.

"The Landmark scheme will constitute another milestone in our ongoing investments to rejuvenate Central and demonstrates Hongkong Land's commitment to its core business, its customers, and to the Central district," said Nicholas Sallnow-Smith, Chief Executive of Hongkong Land. "Since it was first developed in 1980, The Landmark has offered high quality grade A office accommodation and unrivalled luxury retail space. The scheme will ensure the continued success of this world class mixed-use development and increase the value of our portfolio."

The proposal was designed following extensive market studies and consultations with key commercial customers and relevant Government bodies. A General Building Plan has been submitted to the Buildings Department and Hongkong Land expects to be able to commence work on the scheme in the second quarter of 2003.

The scheme comprises the following principal elements:

- Creation of larger format two-storey shops around the existing Atrium and along Pedder Street
- Addition of two more retail floors around the Atrium
- Flexibility to include a purpose-designed luxury department store

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Issued by: **Hongkong Land Limited**
Incorporated in Bermuda with limited liability
8th Floor, One Exchange Square, Hong Kong
www.hkland.com

- Creation of a double-lane vehicle drop-off and primary entrance on Queen's Road Central
- Conversion of the low-zone of Edinburgh Tower to a unique 118-room luxury hotel to be managed by Mandarin Oriental Hotel Group
- Development of a new office tower at Landmark East

The majority of the work is planned for completion between 2004 and 2005, with the office tower expected to be completed in end 2006. The estimated cost for the overall development is in the region of US$210 million. More details will be released when these have been agreed with the Government.

The Landmark Scheme follows a number of projects in recent years that have reaffirmed Central as the retail and commercial heart of Hong Kong, including the remodelling of the Landmark Atrium in 1995, renovation of the retail podium of Prince's Building in 1998, development of Chater House in 1998, and the current renovation of Alexandra House retail podium, due for completion in November 2003.

Hongkong Land is a leading property and infrastructure investment, management and development group. The Company owns and manages some five million sq. ft of prime office and retail space in the heart of Hong Kong's Central business district. It is active primarily in the Hong Kong SAR, Mainland China and Singapore, and has a portfolio of property and infrastructure interests in other Asian cities. Hongkong Land has its primary share listing in London and the shares are also listed in Singapore and Bermuda. The Company is a member of the Jardine Matheson Group.

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For further information, please contact:

Hongkong Land Limited
Helen Chiu (852) 2842 8222

Golin/Harris Forrest
C T Hew (852) 2501 7963

Hongkong Land Holdings Limited

Exchange Commission File No. 82-2954

NEWS RELEASE

To: Business Editor

25th February 2003
For immediate release

The following announcement was today issued to the London Stock Exchange.

HONGKONG LAND HOLDINGS LIMITED
2002 PRELIMINARY ANNOUNCEMENT OF RESULTS

Highlights

- Weak demand in Hong Kong office market
- Chater House completed and 53% let
- Remainder of the Central Portfolio 93% let
- Plans announced for improvement of the Landmark

"In the near term, rentals and values will continue to experience downward pressure. The Directors have therefore deemed it prudent to recommend a reduced dividend. However, the medium-term outlook for the Group's core Hong Kong property portfolio remains favourable, with no significant supply in Central from 2004 onwards."

Simon Keswick, *Chairman*
25th February 2003

Results

Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	Year ended 31st December 2002 US$m	2001 US$m	Change %
Underlying net profit	**192**	213	–10
Net loss	**(826)**	(416)	n/m
	US¢	US¢	%
Underlying earnings per share	**8.64**	8.94	–3
Loss per share	**(37.10)**	(17.49)	n/m
Dividends per share	**7.50**	9.00	–17
	US$	US$	%
Net asset value per share	**2.23**	2.72	–18

* The Group's financial statements are prepared under International Financial Reporting Standards ('IFRS') which do not permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IFRS as modified by the revaluation of leasehold properties in addition to the IFRS financial statements. The figures included in the above summary, the Chairman's Statement and Chief Executive's Review are based on this supplementary financial information unless otherwise stated.

The final dividend of US¢4.00 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 7th May 2003, to shareholders on the register of members at the close of business on 14th March 2003. The ex-dividend date will be on 12th March 2003, and the share registers will be closed from 17th to 21st March 2003, inclusive.

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Issued by: **Hongkong Land Limited**
Incorporated in Bermuda with limited liability
8th Floor, One Exchange Square, Hong Kong
www.hkland.com

HONGKONG LAND HOLDINGS LIMITED

**PRELIMINARY ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER 2002**

OVERVIEW

Weak demand in Hong Kong's office market continued in 2002 and the Group's average rents and occupancy levels remained under pressure. Hongkong Land, however, increased its share of leasing transactions in Central as tenants saw good value in its high quality locations and buildings.

PERFORMANCE

Net rental income fell by 2% compared with 2001, as rents trended lower, while financing charges rose because of the higher levels of net debt following the repurchase of shares at the end of 2001. Underlying earnings for 2002 accordingly fell by 10% to US$192 million. Underlying earnings per share, based on the weighted average number of shares in issue during the year, fell by 3% to US¢8.64; the reduced decline reflecting the effect of the share repurchases.

The Group's investment property portfolio was valued by independent valuers at the end of the year. This led to a net valuation deficit of US$988 million, which is charged to the profit and loss account under the International Financial Reporting Standards used by the Group. This movement was the main factor in the reduction of shareholders' funds of US$1,091 million to US$4,957 million, which led to the net asset value per share reducing by 18% to US$2.23.

With the timing of a recovery in demand in the Group's core market still uncertain, the Directors have concluded that it would be prudent to recommend a reduced final dividend of US¢4.00 per share for 2002, compared with US¢5.50 per share for 2001. Together with the interim dividend of US¢3.50, this gives a total dividend of US¢7.50 per share for the year.

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STRATEGIC REVIEW

Despite the downturn in Hong Kong's office sector, the Group continues to invest in its core portfolio. Chater House was successfully completed in 2002 and the property's anchor tenants, both office and retail, were operating before the year end. The renovation of the Alexandra House retail podium is under way and will be completed and substantially let before the end of 2003. Preparations have also begun for a major renovation of the Landmark complex in the heart of Central. These projects, each of which adds incremental revenue to Hongkong Land, should enable the Group to maximize the value of its prime assets.

In Singapore, construction of the Group's joint-venture development, One Raffles Quay, is well under way, while its wholly-owned One Raffles Link remains fully let and commands a rental premium in difficult market conditions.

Investment also continues in the Group's residential property business where progress is being made in the construction of Phase I of Central Park in Beijing, which has achieved good presales, and of the Belcher's Street site in Hong Kong.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "In the near term, rentals and values will continue to experience downward pressure. However, the medium-term outlook for the Group's core Hong Kong property portfolio remains favourable, with no significant supply in Central from 2004 onwards."

CHIEF EXECUTIVE'S REVIEW

STRATEGIC FOCUS

Through this cyclical downturn in our office market, we continue to focus on ensuring that the value of our core asset base is optimized and the strength of our customer relationships maintained. We do this through a combination of investment in our properties, and progressive enhancements to the level of services we provide to our tenants.

In this environment, our investment strategy will be to give priority to upgrading our core portfolio, with new ventures restricted to key strategic sites in markets with long term potential.

In view of the importance of focusing on our core property businesses, and recognizing the difficult operating environments which some of our infrastructure investments face, our strategy is selectively to dispose of assets in this sector over time.

COMMERCIAL PROPERTY

Central Portfolio

Net take-up of office space in Hong Kong's Central District remained negative in 2002. This led to weakening rentals throughout the year despite limited supply, with Chater House the only significant addition to stock. The market was more active than 2001, however, with a number of occupiers taking the opportunity of a competitive market to upgrade the location and quality of their premises and landlord.

We secured a significant percentage of these relocating tenants and signed over 40 new office tenants during the course of the year, representing 176,000 s.f. of lettable area. This encouraging performance enabled us to increase our market share of let space and to hold vacancy steady in our Central portfolio excluding Chater House. Including Chater House on its completion, our overall office vacancy in Central at year end rose to 11%.

Our retail portfolio saw a stronger performance. Not only was the retail component of Chater House 100% pre-let on completion and launched with great success in the second half of the year, but our retail portfolio as a whole completed the year fully let, with vacancy limited to the areas of Alexandra House now under renovation. This performance reflected the better

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trading conditions enjoyed by the international luxury brand sector, where our portfolio is focused.

The trading platform which we provide to our retail tenants has been enhanced over recent years with successive renovation and redevelopment programmes in Prince's Building, Chater House and now Alexandra House. The Group's ability to grow its retail revenue in the upturn and defend it in downturn is crucially dependent on our continuing to provide the highest quality environment within which those tenants can showcase their brands.

The next step in this programme of maximising the value of our core asset base in Central will be a major programme of renovation in the Landmark complex. This mixed-use scheme will add lettable space; bring a department store to the Landmark retail offering; create a unique luxury hotel in the heart of Central; and provide a new office tower at Landmark East. This project will reinforce the Group's leading position in Central, and significantly enhance the attraction of Central as a business and leisure destination.

Other Commercial Properties

The main contract for One Raffles Quay, our joint-venture project in Singapore, was let below budget and construction work has started on schedule. One Raffles Link, our existing investment in Singapore, remains fully let, with the retail component CityLink Mall performing well. Rents and capital values in the Singapore commercial office market remain under pressure, with uncertainty over the level of future supply.

In Vietnam, both of our Hanoi office buildings are fully let, with rents stable.

Gaysorn, the retail centre in Bangkok where we have participated in a major refurbishment, opened with great success in the second half of the year. The centre is now 95% let and is widely regarded as having set new standards in Bangkok's luxury retail sector.

RESIDENTIAL PROPERTY

Following the successful sales launch in April of the first phase of our joint-venture development in Beijing, Central Park, Phase II of the project is likely to commence in the second half of 2003. At our existing Beijing residential investment, Maple Place at Beijing

Riviera, occupancy in the villas and town-houses is running at over 80%. A phased renovation project for the apartments is underway to improve the performance of those units.

Sales at Roxas Triangle, our luxury apartment joint-venture in Manila, improved over the course of the year. In aggregate, 60% have now been sold.

Grosvenor Land, our joint-venture residential property fund, was closed to new investors at the year end. Of its US$70 million of committed equity, some 70% has been invested. Eight of its nine current investments (one Japanese investment has been sold at a profit) are in Hong Kong. Future investments are likely to be outside Hong Kong to balance the proportion represented by Hong Kong in the fund.

Our small residential portfolio in Hong Kong remains fully let, in a very competitive leasing market. To maintain the competitiveness of our town-houses development, Stanley Court in Island South, a renovation programme has been drawn up for implementation in 2003. Our development in Western District, 'Ivy on Belcher's', is under construction, with the substructure work close to completion. The apartments are projected to be ready for occupation by mid-2004. Two further potential residential developments in Hong Kong, at Victoria Road in Western District and at Lai Sing Court in Tai Hang Road, Happy Valley, have both successfully obtained planning approval. Further legal and regulatory procedures need to be completed for both projects before work can begin.

INFRASTRUCTURE

With the emphasis we are now placing on investment in our core property business, the strategy for our infrastructure portfolio is one of extracting value from the existing portfolio, while minimizing further investment.

Against this background, we have decided not to proceed with the planned joint-ventures in Penang and Shanghai in the logistics sector. The logistics centre for Tradeport Hong Kong at Hong Kong International Airport was completed on schedule and within budget just before the year end. Marketing of this facility is now underway. In the port sector, construction continues at the CT 9 development at Kwai Chung in Hong Kong. The rapid improvement in activity in 2002 at the Hong Kong container port is encouraging for the value of this investment on its completion in 2004.

Amongst our Mainland China investments, the China Water Company continues to progress well. Following the significant investment made in the business by Thames Water, a unit of the major European utilities group RWE, Hongkong Land's interest has been diluted to 25%. CWC's business is already benefiting from access to Thames Water's technical expertise.

We have been endeavouring for some time to extract value from our 36% interest in Central China Power. Higher coal prices, a competitive operating environment and weak electricity tariffs have weakened the business's ability to service its debt for some time now. At the end of year, the business was placed in the hands of a provisional liquidator. With no certainty of realization of asset values in CCP and the remainder of our infrastructure investments, the carrying values of these investments have been provided for in our accounts.

CORPORATE DEVELOPMENTS

Although no major financings were undertaken in 2003, the Group has continued to make significant progress in extending the maturity of its committed debt facilities, diversifying its lending base, and moving away from its historical reliance on secured debt.

OUTLOOK

Our core market remains very competitive. In this difficult environment, the Group will focus on seeking to outperform in relative terms, and to maximise market share. Our strong customer base and our continuing investment in enhancing the quality of our portfolio will enable us to maintain our leading position in Hong Kong's Central District.

Nicholas Sallnow-Smith
Chief Executive
25th February 2003

Hongkong Land Holdings Limited
Consolidated Profit and Loss Account
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001	**2002**			**2002**	2001
US$m	**US$m**	*Note*		**US$m**	US$m
396.5	**396.6**	*2*	Revenue	**396.6**	396.5
(101.7)	**(115.1)**		Recoverable and non-recoverable costs	**(84.2)**	(78.2)
294.8	**281.5**		Net income from properties	**312.4**	318.3
0.4	**0.5**		Other income	**0.5**	0.4
(28.8)	**(29.6)**		Administrative and other expenses	**(29.6)**	(28.8)
266.4	**252.4**			**283.3**	289.9
-	**-**		Decrease in fair value of investment properties	**(987.7)**	(598.5)
(72.1)	**(97.7)**	*3*	Asset impairments and disposals	**(25.3)**	(28.9)
194.3	**154.7**	*4*	Operating profit/(loss)	**(729.7)**	(337.5)
(51.7)	**(64.8)**		Net financing charges	**(64.8)**	(51.7)
(0.2)	**(1.9)**	*5*	Share of results of associates and joint ventures	**(4.1)**	(0.7)
142.4	**88.0**		Profit/(loss) before tax	**(798.6)**	(389.9)
(26.3)	**(27.2)**	*6*	Tax	**(26.9)**	(26.0)
116.1	**60.8**		Profit/(loss) after tax	**(825.5)**	(415.9)
(0.1)	**(0.1)**		Minority interests	**(0.1)**	(0.1)
116.0	**60.7**	*7*	Net profit/(loss)	**(825.6)**	(416.0)

US¢	**US¢**			**US¢**	US¢
		8	Earnings/(loss) per share		
4.88	**2.73**		- basic	**(37.10)**	(17.49)
7.91	**7.17**		- underlying	**8.64**	8.94

* The basis of preparation of this supplementary financial information is set out in Note 1.

Hongkong Land Holdings Limited
Consolidated Balance Sheet
at 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Net operating assets		
		9	Tangible assets		
814.1	**911.4**		Investment properties	**6,249.8**	7,107.0
5.0	**4.3**		Others	**13.0**	13.8
819.1	**915.7**			**6,262.8**	7,120.8
737.6	**666.7**	10	Leasehold land payments	**-**	-
356.4	**227.3**		Associates and joint ventures	**246.3**	377.6
17.4	**3.7**		Other investments	**3.7**	17.4
2.4	**0.9**		Deferred tax assets	**0.9**	2.4
9.4	**9.4**		Pension assets	**9.4**	9.4
1,942.3	**1,823.7**		Non-current assets	**6,523.1**	7,527.6
45.0	**48.1**		Properties held for sale	**48.1**	45.0
56.2	**240.9**		Debtors, prepayments and others	**240.9**	56.2
568.6	**550.6**		Bank balances and other liquid funds	**550.6**	568.6
669.8	**839.6**		Current assets	**839.6**	669.8
(209.6)	**(219.1)**		Creditors and accruals	**(219.1)**	(209.6)
(502.5)	**(68.1)**	11	Borrowings	**(68.1)**	(502.5)
(15.0)	**(26.9)**		Current tax liabilities	**(26.9)**	(15.0)
(727.1)	**(314.1)**		Current liabilities	**(314.1)**	(727.1)
(57.3)	**525.5**		Net current assets/(liabilities)	**525.5**	(57.3)
(1,406.6)	**(2,074.6)**	11	Long-term borrowings	**(2,074.6)**	(1,406.6)
(12.7)	**(14.2)**		Deferred tax liabilities	**(16.2)**	(15.1)
465.7	**260.4**			**4,957.8**	6,048.6
			Capital employed		
229.5	**229.5**		Share capital	**229.5**	229.5
313.6	**108.3**		Revenue and other reserves	**4,805.4**	5,896.3
(77.7)	**(77.7)**		Own shares held	**(77.7)**	(77.7)
465.4	**260.1**		Shareholders' funds	**4,957.2**	6,048.1
0.3	**0.3**		Minority interests	**0.6**	0.5
465.7	**260.4**			**4,957.8**	6,048.6
US$	**US$**			**US$**	US$
0.21	**0.12**		Net asset value per share	**2.23**	2.72

* The basis of preparation of this supplementary financial information is set out in Note 1.

Hongkong Land Holdings Limited
Consolidated Statement of Changes in Shareholders' Funds
for the year ended 31st December 2002

Prepared in accordance with IFRS				Prepared in accordance with IFRS as modified by revaluation of leasehold properties*	
2001 US$m	**2002 US$m**	*Note*		**2002 US$m**	2001 US$m
974.8	**465.4**		At 1st January	**6,048.1**	7,089.8
			Net exchange translation differences		
(22.4)	**25.8**		- amount arising in the year	**26.5**	(22.7)
-	**3.1**		- transfer to consolidated profit and loss account	**3.1**	-
			Revaluation of other investments		
(83.5)	**14.2**		- fair value gains/(losses)	**14.2**	(83.5)
(2.4)	**(87.2)**		- transfer to consolidated profit and loss account on disposal	**(87.2)**	(2.4)
			Cash flow hedges		
(18.1)	**(46.2)**		- fair value losses	**(46.2)**	(18.1)
11.1	**24.6**		- transfer to consolidated profit and loss account	**24.6**	11.1
(115.3)	**(65.7)**		Net losses not recognised in consolidated profit and loss account	**(65.0)**	(115.6)
116.0	**60.7**		Net profit/(loss)	**(825.6)**	(416.0)
(215.2)	**(200.3)**	*12*	Dividends	**(200.3)**	(215.2)
(294.9)	**-**		Repurchase of ordinary shares	**-**	(294.9)
465.4	**260.1**		At 31st December	**4,957.2**	6,048.1

* The basis of preparation of this supplementary financial information is set out in Note 1.

Hongkong Land Holdings Limited
Consolidated Cash Flow Statement
for the year ended 31st December 2002

Prepared in accordance with IFRS 2001 US$m	Prepared in accordance with IFRS 2002 US$m	Note		Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2002 US$m	Prepared in accordance with IFRS as modified by revaluation of leasehold properties* 2001 US$m
			Cash flows from operating activities		
194.3	**154.7**		Operating profit/(loss)	**(729.7)**	(337.5)
28.7	**32.1**		Depreciation and amortisation	**1.2**	5.2
-	**-**		Decrease in fair value of investment properties	**987.7**	598.5
72.1	**97.7**		Asset impairments and disposals	**25.3**	28.9
(0.7)	**(22.0)**		Increase in debtors, prepayments and others	**(22.0)**	(0.7)
(8.6)	**(0.9)**		Decrease in creditors and accruals	**(0.9)**	(8.6)
56.1	**29.5**		Interest received	**29.5**	56.1
(119.2)	**(88.8)**		Interest and other financing charges paid	**(88.8)**	(119.2)
(20.8)	**(11.5)**		Tax paid	**(11.5)**	(20.8)
-	**2.0**		Dividends received	**2.0**	-
201.9	**192.8**			**192.8**	201.9
			Cash flows from investing activities		
(21.4)	**(21.5)**		Major renovations expenditure	**(21.5)**	(21.4)
(76.5)	**(102.7)**		Developments capital expenditure	**(102.7)**	(76.5)
(112.6)	**(20.3)**		Investments in and loans to joint ventures	**(20.3)**	(112.6)
(7.9)	**(1.3)**		Purchase of other investments	**(1.3)**	(7.9)
6.4	**4.0**		Disposal of associates and other investments	**4.0**	6.4
(212.0)	**(141.8)**			**(141.8)**	(212.0)
			Cash flows from financing activities		
591.2	**-**		Net proceeds from issue of bonds	**-**	591.2
(474.0)	**(618.0)**		Repayment of secured bank loans	**(618.0)**	(474.0)
389.2	**751.9**		Drawdown of unsecured bank loans	**751.9**	389.2
(248.4)	**(5.8)**		Repayment of unsecured bank loans	**(5.8)**	(248.4)
(307.3)	**-**		Repayment of 4% convertible bonds	**-**	(307.3)
(64.1)	**-**		Repayment of 7.625% bonds	**-**	(64.1)
(214.5)	**(199.3)**		Dividends paid by the Company	**(199.3)**	(214.5)
(587.0)	**-**		Repurchase of ordinary shares	**-**	(587.0)
(914.9)	**(71.2)**			**(71.2)**	(914.9)
0.1	**0.6**		Effect of exchange rate changes	**0.6**	0.1
(924.9)	**(19.6)**		Net decrease in cash and cash equivalents	**(19.6)**	(924.9)
1,491.1	**566.2**		Cash and cash equivalents at 1st January	**566.2**	1,491.1
566.2	**546.6**		Cash and cash equivalents at 31st December	**546.6**	566.2
US¢	**US¢**			**US¢**	US¢
7.59	**7.70**	*13*	Cash flow per share	**7.70**	7.59

* The basis of preparation of this supplementary financial information is set out in Note 1.

Hongkong Land Holdings Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information contained in this announcement has been based on the audited results for the year ended 31st December 2002 which have been prepared in conformity with International Financial Reporting Standards ('IFRS'), including International Accounting Standards and interpretations issued by the International Accounting Standards Board. There have been no changes to the accounting policies described in the 2001 annual financial statements.

As explained in the 2001 annual financial statements, IFRS do not permit the valuation of leasehold interests in land. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 8 to 11 prepared in accordance with IFRS as modified by the revaluation of leasehold properties.

2. REVENUE

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By business		
Property		
Rental income	**336.4**	336.9
Service and management charges	**60.2**	59.6
	396.6	396.5
By geographical area		
Hong Kong	**378.3**	378.8
Southeast Asia	**18.3**	17.7
	396.6	396.5

3. ASSET IMPAIRMENTS AND DISPOSALS

	Prepared in accordance with IFRS			
	2002		2001	
	Gross US$m	**Net US$m**	Gross US$m	Net US$m
Impairment provisions on properties	**(72.4)**	**(72.4)**	(43.2)	(43.2)
Other assets provisions	**(50.5)**	**(50.5)**	(31.3)	(31.3)
Profit on disposal of associates and investments	**25.2**	**25.2**	2.4	2.4
	(97.7)	**(97.7)**	(72.1)	(72.1)
By business				
Property	**(74.6)**	**(74.6)**	(44.5)	(44.5)
Infrastructure	**(46.1)**	**(46.1)**	(30.0)	(30.0)
Corporate	**23.0**	**23.0**	2.4	2.4
	(97.7)	**(97.7)**	(72.1)	(72.1)

Gross asset impairments and disposals are shown before net financing charges and tax. Net asset impairments and disposals are shown after net financing charges, tax and minority interests.

4. OPERATING PROFIT

	Prepared in accordance with IFRS	
	2002 US$m	2001 US$m
By business		
Property	**274.0**	287.2
Infrastructure	**(1.4)**	(1.8)
Corporate	**(20.2)**	(19.0)
	252.4	266.4
Asset impairments and disposals (see Note 3)	**(97.7)**	(72.1)
	154.7	194.3

5. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
By business		
Property	**(2.1)**	(0.9)
Infrastructure	**(0.3)**	0.3
Corporate	**0.5**	0.4
	(1.9)	(0.2)

6. TAX

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Company and subsidiaries	**26.7**	25.7
Associates and joint ventures	**0.5**	0.6
	27.2	26.3

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

7. NET PROFIT

The difference between net profit as shown in the financial statements prepared in accordance with IFRS and net loss as shown in the supplementary financial information is reconciled as follows:

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Net profit as shown in financial statements	**60.7**	116.0
Depreciation of investment properties	**26.1**	18.2
Amortisation of leasehold land payments	**6.6**	6.6
Revaluation of leasehold properties net of impairment	**(919.3)**	(557.1)
Deferred tax	**0.3**	0.3
Net loss as shown in supplementary financial information	**(825.6)**	(416.0)

8. EARNINGS PER SHARE

Earnings per share are calculated on net profit of US$60.7 million *(2001: US$116.0 million)* and on the weighted average number of 2,225.6 million *(2001: 2,379.1 million)* shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

Earnings per share reflecting the revaluation of leasehold properties are calculated on net loss of US$825.6 million *(2001: loss of US$416.0 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying net profit. The difference between underlying net profit and net profit is reconciled as follows:

Prepared in accordance with IFRS			Prepared in accordance with IFRS as modified by revaluation of leasehold properties	
2001	**2002**		**2002**	2001
US$m	**US$m**		**US$m**	US$m
116.0	**60.7**	Net profit/(loss)	**(825.6)**	(416.0)
-	**-**	Revaluation of leasehold properties	**992.7**	599.8
72.1	**98.8**	Asset impairments and disposals	**25.3**	28.9
188.1	**159.5**	Underlying net profit	**192.4**	212.7

9. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Tangible assets		
Net book value at 1st January	**819.1**	741.2
Exchange rate adjustments	**8.0**	(8.5)
Additions	**118.7**	116.1
Depreciation	**(26.4)**	(22.6)
Transfer	**-**	(0.7)
Release of contingency	**(3.7)**	(6.4)
Net book value at 31st December	**915.7**	819.1
Capital commitments	**434.4**	639.1

10. LEASEHOLD LAND PAYMENTS

	Prepared in accordance with IFRS 2002 US$m	2001 US$m
Net book value at 1st January	**737.6**	798.2
Exchange rate adjustments	**7.5**	(10.6)
Amortisation	**(5.7)**	(6.1)
Impairment	**(72.7)**	(42.7)
Transfer	**-**	(1.2)
Net book value at 31st December	**666.7**	737.6
By nature		
Investment properties	**658.2**	729.0
Other properties	**8.5**	8.6
	666.7	737.6

11. BORROWINGS

	Prepared in accordance with IFRS 2002 US$m	2001 US$m
Current		
Bank overdrafts	**4.0**	2.4
Short-term borrowings	**38.5**	38.4
Current portion of long-term borrowings	**25.6**	461.7
	68.1	502.5
Long-term borrowings		
Bank loans	**1,389.0**	810.5
7% bonds - 2001/2011	**685.6**	596.1
	2,074.6	1,406.6
	2,142.7	1,909.1

The 7% bonds due 2011 are listed on the Luxembourg Stock Exchange.

12. DIVIDENDS

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Final dividend in respect of 2001 of US¢5.50 *(2000: US¢5.50)* per share	**122.4**	131.5
Interim dividend in respect of 2002 of US¢3.50 *(2001: US¢3.50)* per share	**77.9**	83.7
	200.3	215.2

A final dividend in respect of 2002 of US¢4.00 *(2001: US¢5.50)* per share amounting to a total of US$89.0 million *(2001: US$122.4 million)* is proposed by the Board. The dividend proposed is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

13. CASH FLOW PER SHARE

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$171.3 million *(2001: US$180.5 million)* and is calculated on the weighted average number of 2,225.6 million *(2001: 2,379.1 million)* shares in issue during the year, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

14. CONTINGENT LIABILITIES

	Prepared in accordance with IFRS	
	2002	2001
	US$m	US$m
Guarantees in respect of		
- facilities made available to joint ventures	**30.1**	-
- Container Terminal 9 development in Hong Kong	**78.1**	93.3

The final dividend of US¢4.00 per share will be payable on 14th May 2003, subject to approval at the Annual General Meeting to be held on 7th May 2003, to shareholders on the register of members at the close of business on 14th March 2003. The ex-dividend date will be on 12th March 2003, and the share registers will be closed from 17th to 21st March 2003, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 25th April 2003. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 30th April 2003. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

- end -

For further information, please contact:

Hongkong Land Limited
N R Sallnow-Smith (852) 2842 8300
Francis Heng (852) 2842 8400

Golin/Harris Forrest
C T Hew (852) 2501 7963

Full text of the Preliminary Announcement of Results and the Preliminary Financial Statements for the year ended 31st December 2002 can be accessed through the Internet at 'www.hkland.com'.

NOTE TO EDITORS

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong and with other property and infrastructure interests in Asia.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. In addition, it has a sponsored American Depositary Receipt programme. Hongkong Land is a member of the Jardine Matheson Group.

Hongkong Land Limited manages the operations of the Group from Hong Kong and provides services to Hongkong Land China Holdings Limited, Hongkong Land International Holdings Limited and Hongkong Land Infrastructure Holdings Limited:

- **Hongkong Land China Holdings Limited** owns and manages some five million sq. ft of prime office and retail space in the heart of Hong Kong's Central business district and is developing a range of property activities in Hong Kong and Mainland China.

- **Hongkong Land International Holdings Limited** is establishing a portfolio of property projects elsewhere in Asia.

- **Hongkong Land Infrastructure Holdings Limited** holds infrastructure investments in Hong Kong, Mainland China and a number of countries in Asia.